Orckit-Corrigent Packet Transport Network Solution Selected by Three New Service Providers in March

Orders Strengthen Orckit's Position as a Leading Global Packet Transport Network Company

Tel-Aviv, Israel – March 31, 2011 – Orckit Communications Ltd. (NasdaqGM: ORCT), a leading Packet Transport Network (“PTN”) vendor, today announced three new service providers selected its PTN solution this month for migration from their legacy SONET/SDH networks to future-proof packet based networks which enable the delivery of any mix of video and data services together with the traditional TDM services.

The initial purchases placed by all three service providers for immediate deployments, two providers are based in the Caribbean and Latin America (“CALA”) region and the third in Eastern Europe, support substantial network expansion plans that hold the potential for significant follow-on orders.

Orckit's PTN solution is designed to scale up the delivery of residential, business and mobile backhauling services in next-generation telecom networks. Incorporating its CM-4000 product family, Orckit’s PTN solution encompasses a series of PTN switches based on MPLS and MPLS-TP technologies that offer a flexible mix of Ethernet and TDM services that facilitate the migration toward a packet based network.

The global shift toward packet transport standards has gained significant momentum over the past year. Greater numbers of carriers are upgrading from TDM networks to packet based networks, enabling the convergence of emerging video and data services and legacy TDM transport services on a single network infrastructure.

Mr. Izhak Tamir, Co-Founder, Chairman of the Board and President of Orckit Communications, commented: "Adding three new global service providers in just one month further strengthens our position as one of the leading global PTN vendors. Orckit is perfectly positioned to capitalize on the recent expansion of the PTN global market and we anticipate strong growth of our customer base around the world."

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About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication. Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.
For more information, please visit www.orckit.com. Follow Orckit on Twitter @ORCT

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

Contact Information:
Ruder Finn Israel for Orckit-Corrigent
Matthew Krieger
+972-544-676-950
matthew@ruderfinn.co.il